

March 29, 2012

Via E-mail
Richard Fokker
Chief Executive Officer
Acem Holdings, Inc.
2 Corporate Drive, Suite 234
Shelton, CT 06484

> **Re: Acem Holdings, Inc.**
> **Form 8-K**
> **Filed January 11, 2012**
> **Response dated March 16, 2012**
> **File No. 33-55254-36**

Dear Mr. Fokker:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please tell us whether the authorization for the split and increase in the number of authorized shares that you mention in the last sentence of your response to prior comment 6 considers votes from shares issued after the split and increase in authorized shares. Also, please tell us when you receive the authorization.

2.   Comment 7 in our February 16, 2012 letter to you referred to comment 6 in our January 20, 2012 letter to you. Both comments sought that you amend your Form 8-K to include the text that Form 8-K requires registrants to include on the Signatures page when registrants file a report on Form 8-K. Form 8-K requires text that states the following to appear immediately after the word "Signatures" and before the name of the registrant on the Signatures page: "Pursuant to the requirements of the Securities Exchange Act of

1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized." Please revise your filing accordingly.

3.   We may have further comments after you amend your Form 8-K to include the Form 10 information mentioned in Item 2.01(f) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jerry Gruenbaum, Esq.